Deutsche Bank

S&P Plus Tracker Notes Linked to the S&P 500® Total Return Index and the Deutsche Bank Equity Mean Reversion Alpha Index (EMERALD)

Alternative Investment

Indicative Terms as of July 11, 2011

CUSIP:	2515A18S3
Issuer:	Deutsche Bank AG, London Branch
Maturity / Tenor:	2 years
Basket:	The securities are linked to the performance of the S&P 500® Total Return Index ("***S&P 500® Total Return Index***," Bloomberg: SPTR) and the Deutsche Bank Equity Mean Reversion Alpha Index ("***EMERALD***," Bloomberg: DBVEMR), which provides investors with long exposure to daily volatility and short exposure to weekly volatility, in each case, of the S&P 500® Index in order to capture the potential negative serial correlation between daily volatility and weekly volatility. Each of the S&P 500® Total Return Index and EMERALD is a "**Basket Index**".
Redemption Amount:	You will receive a cash payment on the Maturity Date or Redemption Trigger Payment Date, as applicable, per \$1,000 face amount of securities, calculated as follows: $\$1,000 \times \left(\frac{\text{Final Basket Level}}{\text{Initial Basket Level}}\right)$ *Your investment will be fully exposed to any depreciation in the S&P 500® Total Return Index and three times any depreciation in EMERALD.*
Initial Basket Level:	100
Final Basket Level:	The Basket Level as determined by the Calculation Agent on the Final Valuation Date or the Redemption Trigger Valuation Date, as the case may be.
Basket Level:	On any trading day: 100 × [(1 + S&P 500® Total Return Index Performance + (3 × EMERALD Performance))]
S&P 500 Total Return Index Performance:	$\left(\frac{\text{Final Reference Level}}{\text{Initial Reference Level}}\right) \times \text{S\&P 500 Total Return Adjustment Factor} - 1$
EMERALD Performance:	$\left(\frac{\text{Final Reference Level}}{\text{Initial Reference Level}}\right) \times \text{EMERALD Adjustment Factor} - 1$
Initial Reference Level:	The closing level for the respective Basket Index on the Trade Date
Final Reference Level:	The closing level for the respective Basket Index on the Final Valuation Date, Redemption Trigger Valuation Date or the applicable trading day, as the case may be
S&P 500 Total Return Adjustment Factor:	0.9975 – (0.001 × (Days / 365))
EMERALD Adjustment Factor:	1 – (0.01 x (Days / 365))
	With respect to each Adjustment Factor, "**Days**" equals the number of calendar days from, and including, the Trade Date to, but excluding, the Final Valuation Date or the Redemption Trigger Valuation Date (each, a "**Valuation Date**"), as applicable.
Redemption Trigger Level:	40
Redemption Trigger Event:	A Redemption Trigger Event occurs if the Basket Level on any trading day during the period from but excluding the Trade Date to and including the second trading day prior to the Final Valuation Date is less than the Redemption Trigger Level (such trading day, the "***Redemption Trigger Valuation Date***"). The securities will be redeemed by the Issuer for the Redemption Amount calculated as of the Redemption Trigger Valuation Date, with payment made on the date that is five business days after the Redemption Trigger Valuation Date (the "***Redemption Trigger Payment Date***").
Discounts and Commissions:	The Agent will not receive a commission in connection with the sale of the securities. The Agent may pay custodial fees to other broker-dealers of up to 0.25% or \$2.50 per \$1,000 face amount. DBSI, the agent for this offering, is our affiliate. For more information see "Underwriting (Conflicts of Interest)" in term sheet No. 1248.
Agent:	Deutsche Bank Securities Inc.

Best Case Scenario at Maturity

- If the Final Basket Level is greater than the Initial Basket Level, investors will receive 100% of the appreciation of the Basket Level, which will include the adjustment factors relating to each Basket Index.

Worst Case Scenario

- If a Redemption Trigger Event occurs, the securities will be redeemed by the Issuer, and you will lose a significant portion, and may lose all, of your investment in the securities.

Benefits

- Participation in the performance of the Basket Indices with uncapped upside potential, reduced by the adjustment factors.

Risks

- Exposed to one times the performance of the S&P 500® Total Return Index and three times the performance of EMERALD.
- If a Redemption Trigger Event occurs on any trading day, the securities will be redeemed by the Issuer, and you will lose a significant portion, and may lose all, of your investment in the securities.
- EMERALD has limited performance history.
- An investment in the securities is subject to the credit of the Issuer.

Important Dates

Offering Period: .... July 11, 2011 – August 26, 2011
Trade Date: .... August 26, 2011
Settlement Date: .... August 31, 2011
Final Valuation Date: .... August 27, 2013
Maturity Date: .... August 30, 2013 (2 years)

ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-162195
Dated July 11, 2011

NOT FDIC / NCUA INSURED OR GUARANTEED
MAY LOSE VALUE * NO BANK GUARANTEE
NOT A DEPOSIT
NOT INSURED OR GUARANTEED BY ANY FEDERAL GOVERNMENTAL AGENCY

Deutsche Bank Structured Equity Sales +1 212 250-9905

Return Scenarios at Maturity
Final Basket Level	Percentage Change in Basket Level	Payment at Maturity (per $1,000 invested)	Return on Securities (%)
160.00	60.00%	$ 1,600.00	60.00%
140.00	40.00%	$ 1,400.00	40.00%
120.00	20.00%	$ 1,200.00	20.00%
110.00	10.00%	$ 1,100.00	10.00%
105.00	5.00%	$ 1,050.00	5.00%
100.00	0.00%	$ 1,000.00	0.00%
95.00	-5.00%	$ 950.00	-5.00%
90.00	-10.00%	$ 900.00	-10.00%
80.00	-20.00%	$ 800.00	-20.00%
60.00	-40.00%	$ 600.00	-40.00%
40.00	-60.00%	$ 400.00	-60.00%
This hypothetical scenario analysis table illustrates the Redemption Amounts payable on the Maturity Date per $1,000 face amount of securities for hypothetical performances of the Basket. Hypothetical results are neither an indicator nor a guarantee of future returns. Actual results may vary, perhaps materially, from this analysis. For purposes of this table and these examples, it is assumed that a Redemption Trigger Event does not occur. If a Redemption Trigger Event occurs, you will lose a significant portion, and may lose all, of your investment in the securities. The calculation of the Basket Level includes the adjustment factor relating to each Basket Index. As a result, the performance of the Basket Indices will need to more than offset the adjustment factors for the return on the securities to be positive.

Selected Risk Factors An investment in the securities involves significant risks. You should read “Risk Factors” in term sheet No. 1248 for detailed information about the risks listed below.
ACCELERATED LOSS AND NO PROTECTION AGAINST LOSS — The securities offer 100% participation in the appreciation or depreciation of the S&P 500 Total Return Index and 300% participation in the appreciation or depreciation of EMERALD, each reduced by the respective adjustment factor. Any negative S&P 500 Total Return Index Performance when combined with three times any negative EMERALD Performance in calculating the Redemption Amount will result in an accelerated loss on your investment. Your payment at maturity or upon a Redemption Trigger Event will be further reduced by the S&P 500® Total Return Adjustment Factor and the EMERALD Adjustment Factor.

YOUR SECURITIES ARE EXPOSED TO ONE TIMES THE PERFORMANCE OF THE S&P 500® TOTAL RETURN INDEX AND THREE TIMES THE PERFORMANCE OF EMERALD — Because the securities are linked to EMERALD on a three-times leveraged basis, any negative performance of EMERALD will have a substantial effect on your return even though the performance of the Basket is based on the appreciation or depreciation of the Basket as a whole.

EARLY REDEMPTION UPON A REDEMPTION TRIGGER EVENT — If the Basket Level is less than the Redemption Trigger Level at the close of any trading day during the period from but excluding the Trade Date to and including to the Final Valuation Date, we will redeem the securities early. The Redemption Amount will be calculated using the Final Basket Level on the Redemption Trigger Valuation Date, and you will lose a significant portion, and may lose all, of your initial investment. Once a Redemption Trigger Event occurs, early redemption by us will be automatic. In addition, you will not benefit from any increase in the Basket Level that may occur after the Redemption Trigger Valuation Date, and you may not be able to reinvest your money in a comparable investment.

CREDIT RISK — The payment of amounts owed to you under the securities is subject to the Issuer’s ability to pay. Consequently, you are subject to risks relating to the creditworthiness of Deutsche Bank AG.

EMERALD STRATEGY RISK — EMERALD reflects a strategy that aims to monetize any negative serial correlation exhibited by the S&P 500® Index by periodically buying daily volatility and selling weekly volatility on the S&P 500® Index. EMERALD will appreciate if daily realized volatility exceeds weekly realized volatility over a given week, and decline if daily realized volatility is less than weekly realized volatility over a given week.  There is no assurance that any negative correlation between the daily volatility and weekly volatility on the S&P 500® Index will exist at any time during the term of the securities and the strategy of buying daily volatility and selling weekly volatility may not be successful.

EMERALD HAS VERY LIMITED PERFORMANCE HISTORY — Calculation of EMERALD began on October 12, 2009. Therefore, EMERALD has very limited performance history and no actual investment which allowed tracking of the performance of EMERALD was possible before that date.

OUR RESEARCH OPINIONS COULD AFFECT THE LEVEL OF THE BASKET INDICES AND THE VALUE OF THE SECURITIES — We and our affiliates and agents may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the securities, which could affect the Basket Level or the value of the securities.

LACK OF LIQUIDITY — There may be little or no secondary market for the securities. The securities will not be listed on any securities exchange.

TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES MAY IMPAIR THE VALUE OF THE SECURITIES — We or our affiliates may hedge our exposure from the securities by entering into equity and equity derivative transactions. Such trading and hedging activities may affect the Basket Indices and make it less likely that you will receive a return on your investment. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the securities declines. We or our affiliates may engage in trading in instruments linked to the Basket Indices on a regular basis. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Basket Indices. By introducing competing products into the marketplace, we or our affiliates could adversely affect the value of the securities. Any of the foregoing activities may reflect trading strategies that differ from, or are in direct opposition to, the trading strategy of investing in the securities.

POTENTIAL CONFLICTS — Because we and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent, hedging our obligations under the securities, and being the index sponsor of EMERALD, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities.

CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE SECURITIES PRIOR TO MATURITY — Certain built-in costs, such as our estimated cost of hedging, are likely to adversely affect the value of the securities prior to maturity, and may adversely affect the price, if any, at which the Issuer or its affiliates may be willing to purchase the securities from you in the secondary market. You should be willing and able to hold your securities to maturity.

MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE SECURITIES — In addition to the levels of the Basket Indices on any day, the value of the securities will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other.

THE U.S. TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES ARE UNCLEAR — Significant aspects of the U.S. federal income tax treatment of the securities are uncertain, and the Internal Revenue Service or a court might not agree with the tax consequences described in the accompanying term sheet.

See “Risk Factors” in the accompanying term sheet for more information.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates.  Before you invest, you should read the prospectus in that registration statement and the other documents including term sheet No. 1248 that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering.  You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, term sheet No. 1248 and this fact sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. We will notify you in the event of any changes to the terms of the securities, and you will be asked to accept such changes in connection with your purchase of any securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the securities.

Deutsche Bank Structured Equity Sales    +1 212 250-9905